UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
Specialized Disclosure Report

Multi-Color Corporation
(Exact name of registrant as specified in charter)

Ohio	0-16148	31-1125853
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4053 Clough Woods Drive, Batavia, OH	45103
(Address of principal executive offices)	(Zip Code)

Sharon E. Birkett	(513) 381-1480
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
X	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1. Conflict Minerals Disclosure.
Item 1.01.                          Conflict Minerals Disclosure and Report.
Multi-Color Corporation  ("Multi-Color" or the "Company") evaluated its products during the year ended December 31, 2013 and determined that certain products manufactured or contracted to be manufactured by the Company contain tin, tungsten, tantalum, and/or gold.  As a result, the Company has filed a Conflict Minerals Report ("CMR"). A copy of the Company's CMR is furnished as Exhibit 1.01 to this Form SD and is incorporated herein by reference. A copy of the Company's CMR is also available on the Company's website at www.mcclabel.com.
Section 2. Exhibits.
Item 2.01                  Exhibits.
(d)  Exhibits
No.            Description
1.01            Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
MULTI-COLOR CORPORATION

Dated: June 2, 2014	By:	/s/ Sharon E. Birkett
Sharon E. Birkett
Vice President; Chief Financial and
Accounting Officer; Secretary

Multi-Color Corporation
Conflict Minerals Report
For The Year Ended December 31, 2013

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the "Rule"). The Rule was adopted by the Securities and Exchange Commission ("SEC") to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Dodd-Frank Act"). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (collectively, "3TG") for the purposes of this assessment. These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.
If a registrant can establish that the conflict minerals originated from sources other than the Democratic Republic of the Congo ("DRC") or an adjoining country (the "Covered Countries"), or from recycled and scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry completed.
If a registrant has reason to believe that any of the conflict minerals in its supply chain may have originated in the Covered Countries, or if it is unable to determine the country of origin of those conflict minerals, then the issuer must exercise due diligence on the conflict minerals' source and chain of custody. The registrant must annually submit a Conflict Minerals Report ("CMR") to the SEC that includes a description of those due diligence measures.
1.	Company Overview

Multi-Color Corporation ("Multi-Color" or the "Company"), which was incorporated in 1985 and is headquartered in Cincinnati, Ohio, is a leader in global label solutions supporting a number of the world's most prominent brands including leading producers of home & personal care, wine & spirit, food & beverage, healthcare and specialty consumer products. Multi-Color serves international brand owners in North, Central and South America, Europe, Australia, New Zealand, South Africa and China.  With a comprehensive range of the latest label technologies in Pressure Sensitive, Glue-Applied (Cut and Stack), In-Mold, Shrink Sleeve and Heat Transfer.
2.	Products and Facilities Overview

The Company manufactures a comprehensive range of the latest label technologies in Pressure Sensitive, Glue-Applied (Cut and Stack), In-Mold, Shrink Sleeve and Heat Transfer.  An analysis of Multi-Color products found that 3TG can be found in a small amount of Multi-Color's labels. Therefore, the products that Multi-Color manufactures are subject to the reporting obligations of Rule 13p-1.
As of December 31, 2013, the Company owned 9 manufacturing facilities in the U.S., South Africa, France and Scotland and leased 22 manufacturing facilities in the U.S., Australia, France, Italy, China, Poland, Argentina, Chile, Mexico, Scotland, Switzerland and Canada. All of the Company's properties are in good condition, well maintained and adequate for our intended uses.
3.	Reasonable Country of Origin Inquiry ("RCOI")

Multi-Color conducted a good faith reasonable country of origin inquiry of its suppliers and has been unable to determine the origin of all of the 3TG used in its devices.
4.	Due Diligence Process

The Company has looked to industry guidelines to help establish its programs such as the Conflict Minerals Reporting Template developed by the Conflict-Free Sourcing Initiative ("CFSI") that facilitates the transfer of information through the supply chain regarding mineral country of origin and smelters and refiners being utilized. The Company intends to further develop transparency into its supply chain by further leveraging the industry standard CFSI program and continuing outreach efforts to suppliers, but it will take time for some of Multi-Color's suppliers to verify the origin of all of the minerals due to the breadth and complexity of the supply chain.
The Company's due diligence efforts have been developed in conjunction with the 2nd edition of The Organization for Economic Co-operation and Development ("OECD") Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related supplements for gold and for tin, tantalum, and tungsten. The Company introduced and continues to develop a supply chain transparency process to attempt to identify the sources of the 3TG used in its products and to gather information about supplier conflict-free policies.